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                          August 21, 2023

       Richard Heo
       President and Chief Executive Officer
       Gulf Island Fabrication, Inc.
       2170 Buckthorne Place, Suite 420
       The Woodlands, Texas 77380

                                                        Re: Gulf Island
Fabrication, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 14,
2023
                                                            File No. 333-273975

       Dear Richard Heo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Alexandra C. Layfield